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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

eXegenics Inc.
(Name of Issuer)
COMMON STOCK, $.01 PAR VALUE
(Title of Class of Securities)
301610101
(CUSIP Number)
Richard J. Lampen
Manager
New Valley LLC
100 S.E. Second Street, 32nd Floor
Miami, Florida 33131
(305) 579-8000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 27, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	301610101	Page	2	of	5

1	NAMES OF REPORTING PERSONS: NEW VALLEY LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		2,257,110

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,257,110

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,257,110

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

2.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.	301610101	Page	3	of	5

1	NAMES OF REPORTING PERSONS: VECTOR GROUP LTD.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

-0-

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO; HC

               This Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on February 13, 2007, on behalf of New Valley LLC (“New Valley”) and Vector Group Ltd. (“VGR”), in connection with the common stock, $.01 par value (“Common Stock”), of eXegenics Inc., a Delaware corporation (the “Company”), is hereby amended as follows (unless otherwise defined, all capitalized terms used herein shall have the meanings set forth in the Schedule 13D):

ITEM 2.	Identity and Background.
               The second sentence of the second paragraph in Item 2 of the Schedule 13D is hereby deleted and replaced in its entirety by the following:
“The Reporting Persons collectively may be deemed to be a group beneficially owning, in the aggregate, 2,257,110 shares of Common Stock (the “Securities”) or approximately 2.0% of the outstanding shares of the Common Stock within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Act”).”

ITEM 5.	Interest in Securities of the Issuer.
               (1) The first paragraph of clause (a) of Item 5 of the Schedule 13D is hereby deleted and replaced in its entirety by the following:
“As of the date hereof, the Reporting Persons may be deemed to be acting as a group, within the meaning of Section 13(d)(3) of the Act, beneficially owning, in the aggregate, 2,257,110 shares of Common Stock of the Company, which constituted approximately 2.0% of the 113,116,350 shares of Common Stock outstanding as of March 27, 2007 (as reported in the Company’s Current Report on Form 8-K filed April 2, 2007). To the knowledge of the Reporting Persons, none of the directors or managers and executive officers of the Reporting Persons may be deemed to be acting as a group with the Reporting Persons.”
               (2) Clause (e) of Item 5 of the Schedule 13D is hereby deleted and replaced in its entirety by the following:
“On March 27, 2007, the Company completed an acquisition of Froptix Corporation and Acuity Pharmaceuticals, Inc. Following the closing of these transactions, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock.”

4 of 5 Pages

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: April 12, 2007

NEW VALLEY LLC
By:	/s/ Richard J. Lampen
	Name:	Richard J. Lampen
	Title:	Member

VECTOR GROUP LTD.
By:	/s/ Richard J. Lampen
	Name:	Richard J. Lampen
	Title:	Executive Vice President

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